Callisto Pharmaceuticals, Inc.

420 Lexington Avenue, Suite 1609

New York, New York 10170

February 15, 2007

VIA EDGAR

United States Securities

and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:  John L. Krug, Esq.

Re:	Callisto Pharmaceuticals, Inc.

Registration Statement on Form S-3
File No. 333-139971

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Callisto Pharmaceuticals, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4 p.m., Eastern Standard Time, on Thursday, February 15, 2007, or as soon thereafter as possible.  The Company acknowledges that: 1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; 2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and 3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company could not file Amendment No. 1 to the Registration Statement on February 14, 2007 due to the weather conditions affecting the East Coast on February 14, 2007.

CALLISTO PHARMACEUTICALS, INC.

By:	/s/ Gary S. Jacob
Name: Gary S. Jacob
Title: Chief Executive Officer